SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 22nd October 2008
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F☒      Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐      No☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: October 22nd 2008	GlaxoSmithKline plc (Registrant)

	By:	/s/ Victoria Whyte VICTORIA WHYTE Authorised Signatory for and on behalf of GlaxoSmithKline plc

Issued: Wednesday, 22nd October 2008, London, U.K. Results announcement for the third quarter 2008 GSK delivers Q3 business performance* EPS of 25.2p and increased dividend of 14p

Business performance results*

				9 months
	Q3 2008	Growth		2008	Growth
	£m	CER%	£%	£m	CER%	£%
Turnover	5,882	(3)	7	17,442	(2)	4
Earnings per share	25.2p	(9)	6	78.0p	(5)	4
Statutory results (including restructuring charges)

				9 months
	Q3 2008	Growth		2008	Growth
	£m	CER%	£%	£m	CER%	£%
Turnover	5,882	(3)	7	17,442	(2)	4
Earnings per share	20.1p	(30)	(15)	69.2p	(16)	(7)
The full results are presented under ‘Income Statement’ on pages 8 and 16.
Q3 business performance summary
•	EPS down 9% at constant exchange rates, up 6% in sterling terms benefiting from currency movements

•	Continued sales growth in vaccines, emerging markets and consumer healthcare helped offset impact of generic competition to US pharmaceuticals

•	Portfolio renewal continues with 10 product launches so far in 2008, including Rotarix (USA), Treximet (USA) and Tyverb (EU)

•	Strong R&D productivity evident with a sustained level of around 30 assets in late-stage development

•	Early progress in strategy to globalise and diversify business with ‘bolt-on’ acquisitions in emerging markets and consumer healthcare

•	Q3 dividend increased 8% to 14p.

*	Business performance, which is a supplemental measure, is the primary performance measure used by management and is presented after excluding restructuring charges relating to the current operational excellence programme, which commenced in October 2007, and significant acquisitions. Management believes that exclusion of these items provides a better reflection of the way in which the business is managed and gives a more useful indication of the underlying performance of the Group.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. All commentaries are presented in terms of CER growth and compare 2008 business performance results with 2007 statutory results, unless otherwise stated.

1

Chief Executive Officer’s Review
We are managing a considerable transition to our product portfolio this year as several mature pharmaceutical brands encounter generic competition in the USA. In the short-term, this is having a significant impact on pharmaceutical sales, although we continue to see good growth from other areas of the pharmaceuticals portfolio, including a recent improvement in prescription volumes for Advair in the United States. Also helping offset the generic impact has been growth in other parts of our business, such as vaccines, emerging markets and consumer healthcare.
This diversification in sales is an inherent strength for GSK and one we are actively nurturing, through delivery and investment in our new strategic priorities. Ultimately, we are aiming to create a more balanced healthcare business with a lower overall risk profile.
Grow a diversified global business
In Pharmaceuticals, we are making good progress to renew our product line, with 10 product launches so far this year in critical growth areas, such as oncology, and in existing franchises.
In the future, we want our portfolio to be more balanced with a lower concentration of sales in any one or two products. Clearly, our agenda must then be to maximise the value of this broader portfolio and we are therefore deliberately taking a more global approach to commercialisation than ever before.
The success of Advair in Japan is a good example of driving growth outside our more traditional markets. Advair is at the vanguard of multiple future product opportunities in Japan, with the next product launch expected to be Lamictal, following its approval last week. Overall, we have the potential for more than 40 launches over the next 5 years in this market.
In emerging markets, we are starting to make some early progress in building a more tailored portfolio for patients and consumers. We have now formalised our trading agreement with Aspen Pharmaceuticals and have so far identified around 60 assets for prospective commercialisation.
We also recently acquired a broad range of pharmaceutical brands from BMS in Egypt. This is a fast growing market and we are now the market leader. Importantly, this acquisition also provides us with the opportunity to grow incremental sales in other markets in the Middle East and North Africa, through export of these products.
The dynamics of emerging markets are wholly different to traditional western pharmaceutical markets as there is less distinction between pharmaceutical, over-the-counter and retail market structures. Our capability to supply products and operate across this spectrum is, I believe, a competitive advantage for GSK.
On this basis, we are determined to globalise further our Consumer Healthcare business. In September, for example, we introduced Sensodyne — the fastest growing global toothpaste brand — into the Chinese market, our first major consumer product to launch there for a decade.
We also see multiple opportunities to build our consumer business through the switch of prescription products and the acquisition of new brands, which can complement and drive the growth of our key franchises. Our recent acquisition of Biotene, a dynamic oral healthcare brand, is evidence of this.

Issued: Wednesday, 22nd October 2008, London, U.K.	2

Moving forward, it is clear that we will need to monitor closely the impact that changes in the global economy will have on consumer demand for products. To date, we have seen only modest impact on GSK’s consumer products in certain territories. The strength of our diversified business model is that it helps to mitigate any potential impact on GSK as our multiple franchises operate in very different economic cycles.
In Vaccines, our sales continue to be dynamic with growth powered by a broad range of brands. We continue to expand this business and this quarter launched two new vaccines in the USA, Rotarix and Kinrix.
The potential of this business is significant, given our pipeline; the opportunity for global expansion, and payer needs that are increasingly directed towards preventative healthcare. At the same time, we must compete effectively for what are often binary tender orders and supply agreements. This may produce some volatility in the vaccines sales line as this business grows. Regarding recent tenders we have made good progress, in particular with Cervarix, which has been successful in approximately 60% of competitive tenders, notably in the UK for the largest vaccination programme against HPV in Europe.
Deliver more products of value
In R&D, we are continuing to make the changes necessary to deliver our pipeline going forward.
We have seen a step-change in the number of launches for GSK, and importantly we are replenishing these with new phase III entries. At present, we are maintaining a level of around 30 assets in late-stage development and our strategies in R&D are focused on sustaining this type of productivity.
Moreover, GSK continues to deliver innovative products with 6 novel medicines and vaccines either launched or filed in 2008. In fact, around 75% of assets in our pipeline are entirely new compounds or vaccines. By any standard, this is a strong bias towards innovation and demonstrates the value GSK can bring to patients and to payers.
We have seen good progress in our late-stage biopharmaceutical portfolio this quarter. New data for ofatumumab, a treatment for patients with chronic lymphocytic leukaemia, will be used to support a licence application planned for the end of the year. Our first in-house developed biopharmaceutical product, Bosatria, was filed for approval in Europe this quarter. We hope this will be a valuable new treatment for patients with the rare, but potentially fatal disease, hypereosinophilic syndrome. Finally, otelixizumab, a new potential treatment for Type I diabetes, entered phase III development in August.
Data on several other important assets this quarter further highlighted the potential of GSK’s pipeline. New data for cancer treatments, Armala and Tykerb, demonstrated positive effects against several tumour types with high, unmet medical need. In addition, we presented results from a clinical imaging study of darapladib. These data support our belief that Lp-PLA2 inhibition may be an important therapeutic target and we plan to begin phase III clinical studies shortly.
When I outlined our new strategic priorities last quarter, I said that GSK has a very clear ambition to realise value in R&D through better allocation of capital. Here, we have made progress through reshaping our R&D organisation and the introduction of new initiatives such as our Drug Discovery Investment Board. This Board has now reviewed 75% of our 3-year investment plans for drug discovery, with the remainder expected by year-end.

Issued: Wednesday, 22nd October 2008, London, U.K.	3

We are also seeking to improve productivity and value through externalisation of R&D. This enables us to capture scientific diversity and balance expenditure with risk. We believe new alliances formed this quarter with Cellzome and the Harvard Stem Cell Institute will provide competitive advantage in researching areas such as inflammatory disease, neuroscience and oncology.
With all its option-based collaborations, GSK now has access to products and pipelines of 16 companies, bringing further significant breadth and scale to our R&D activities. Combining this capacity with our own organic efforts provides us opportunities for complementary and synergistic research.
Staying with this theme, Sirtris, our recent R&D acquisition is now effectively integrated into our discovery organisation. Like Domantis, it will continue to operate as an independent unit, but we have also established numerous research collaborations in the field of sirtuins across GSK, including in our new R&D China organisation.
Simplify GSK’s operating model
Activities to improve our overall efficiency and create a new operating model for our business are well underway. Our current operational excellence programme is progressing well and we are on track to realise annual savings of at least £350 million in 2008 and £700 million by 2010. We have also commenced a series of reviews to simplify further our business, in particular, with attention to our above-country support infrastructure.
Financial strategy
We continue to benefit from strong cash generation with net cash inflow from operating activities of over £5 billion, up 6% in sterling terms in the first nine months of this year.
Our financial strategy is focused on maintaining an efficient balance sheet, retaining flexibility to invest in our strategic priorities and increasing returns to our shareholders through our progressive dividend policy. This quarter’s dividend increased by 8% to 14 pence and we have completed share repurchases of £3.3 billion in the 9 months to 30th September 2008. We expect to have completed around £4 billion of repurchases by the year-end, subject to market conditions.
With the recent changes in financial markets we now expect more investment opportunities to arise that will allow us to invest in support of our strategic priorities. To ensure we have sufficient flexibility to take advantage of these opportunities we do not currently expect to make significant share repurchases in 2009. Investment opportunities will continue to be assessed against strict financial criteria.
Outlook
In summary then, our performance is in line with our expectations and I am pleased with how we have so far responded to what is undoubtedly a challenging year for GSK. Nevertheless, we remain focused on improving our short-term performance. We have also, I believe, started to take some initial steps in the right direction to deliver our strategic agenda to improve long-term sales growth and reduce risk for the company.
Andrew Witty
Chief Executive Officer

Issued: Wednesday, 22nd October 2008, London, U.K.	4

Trading Update
Turnover and key product movements impacting turnover growth for the quarter
Total pharmaceutical turnover for the quarter declined 4% to £4.9 billion, with US turnover down 13% to £2.1 billion, impacted by generic competition to mature brands. In Europe, sales grew 6% to £1.6 billion, emerging markets sales grew 9% to £581 million and Asia Pacific/Japan sales grew 5% to £464 million.
Seretide/Advair sales were up 7% to £982 million for the quarter, with sales up 5% in the USA to £515 million and in Japan sales more than doubled to £25 million. Sales growth was also driven by Valtrex, up 21% to £303 million and Lovaza, with US sales of £75 million.
Sales of Avandia products were £191 million, a decline of 23% compared with 2007. There continues to be controversy surrounding the appropriate use of Avandia and consequently the sales outlook for the product remains negative. Lamictal sales declined 59% to £136 million following introduction of generic competition in the US market in July. Sales of Wellbutrin (down 67% to £53 million) and Coreg IR (down 93% to £9 million) also declined due to generic competition in the US market.
Vaccines sales grew 12% to £730 million, with hepatitis vaccines up 11% to £174 million, Infanrix/Pediarix up 9% to £168 million and Fluarix/FluLaval up 11% to £144 million. In the USA, this quarter’s performance reflected a difficult comparison to particularly strong sales growth in Q3 2007. Cervarix generated £43 million of sales for the quarter.
Consumer Healthcare sales grew 3% to £994 million during the quarter, compared with 16% growth in Q3 2007, which benefited from launch-stocking of alli. Excluding sales of alli, Consumer Healthcare sales grew 5% this quarter.
Sales of oral care brands, Aquafresh and Sensodyne, grew 5% and 8% respectively during the quarter, contributing sales of £206 million. Sales of Panadol grew 9% to £82 million, whilst sales of Tums declined 17% to £21 million. Sales of Horlicks grew 10% to £53 million and sales of Lucozade grew 2% to £100 million, principally due to a poor summer in the UK.
Operating profit and earnings per share commentary
Business performance
Business performance operating profit for Q3 2008 was £1,979 million, a 10% decline in CER terms. This was greater than the turnover decline of 3% in CER terms, primarily due to higher cost of sales as a percentage of turnover.
Cost of sales increased to 24.8% of turnover (Q3 2007: 22.5%), principally reflecting the anticipated generic competition to higher margin products in the USA. SG&A costs as a percentage of turnover fell 1.2 percentage points to 28.3% compared with Q3 2007, reflecting the benefits of the current operational excellence programme and other ongoing cost control. R&D expenditure at 14.2% of turnover was broadly unchanged from last year. Pharmaceuticals R&D expenditure in the quarter was 16.4% (Q3 2007: 16.1%) of pharmaceutical turnover.
In the quarter, gains from assets disposals were £21 million (Q3 2007: £22 million), costs for legal matters were £58 million (Q3 2007: £64 million), fair value movements on financial instruments, principally the Quest collar which was closed out in the quarter, resulted in a charge of £37 million (Q3 2007: £32 million) and charges related to previous restructuring programmes were £7 million (Q3 2007: £13 million). The impact of these items on business performance operating profit was broadly neutral, compared with Q3 2007.

Issued: Wednesday, 22nd October 2008, London, U.K.	5

Business performance EPS of 25.2p decreased 9% in CER terms (a 6% increase in sterling terms) compared with Q3 2007. The favourable currency impact of 15 percentage points reflected a weakening of sterling against most major currencies.
Statutory performance
Statutory operating profit for Q3 2008 was £1,657 million, down 13% in sterling terms and down 26% CER compared with Q3 2007. This included £322 million of restructuring charges related to the current operational excellence programme; £130 million was charged to cost of sales, £157 million to SG&A and £35 million to R&D. There were no such charges in Q3 2007. Statutory performance EPS of 20.1p decreased 30% in CER terms (15% in sterling terms) compared with Q3 2007.
Cash flow
Net cash inflow from operating activities in Q3 2008 was £1,893 million, up 3% in sterling terms. For the nine months net cash inflow from operating activities was £5,067 million, a 6% increase in sterling terms over the previous year. This was used to fund net interest payable of £55 million, capital expenditure on property, plant and equipment and intangible assets of £1,284 million, and acquisitions of £324 million.
In addition, dividends paid to shareholders totalled £2,250 million (up 6% compared with 2007) and share repurchases amounted to £3,324 million.
Net debt
Net debt increased by £2.6 billion during the nine month period to £8.6 billion at 30th September 2008, comprising gross debt of £14.2 billion and cash and liquid investments of £5.6 billion.
The Group is well placed financially having completed its debt financing programme earlier in the year. At 30th September 2008, GSK had short-term borrowings (including overdrafts) repayable within 12 months of only £1.4 billion with a further £0.6 billion repayable in the subsequent 12-month period.
Dividends
The Board has declared a third interim dividend of 14 pence per share (Q3 2007: 13p). The equivalent interim dividend receivable by ADR holders is 47.4796 cents per ADS based on an exchange rate of £1/$1.6957. The ex-dividend date will be 29th October 2008, with a record date of 31st October 2008 and a payment date of 8th January 2009.
Currency impact
If exchange rates were to hold at the average Q3 2008 levels for the rest of the year, the positive currency impact on business performance EPS growth for the full year would be around 10 percentage points.
2008 earnings guidance
GSK continues to expect a mid-single digit percentage decline in business performance EPS at constant exchange rates.

Issued: Wednesday, 22nd October 2008, London, U.K.	6

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

Enquiries:	UK Media	Philip Thomson	(020) 8047 5502
		Claire Brough	(020) 8047 5502
		Alice Hunt	(020) 8047 5502
		Gwenan White	(020) 8047 5502

	US Media	Nancy Pekarek	(919) 483 2839
		Sarah Alspach	(215) 751 7709
		Mary Anne Rhyne	(919) 483 2839

	European Analyst / Investor	David Mawdsley	(020) 8047 5564
		Sally Ferguson	(020) 8047 5543
		Gary Davies	(020) 8047 5503

	US Analyst / Investor	Tom Curry	(215) 751 5419

Brand names
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Bonviva/Boniva, a trademark of Roche, Entereg, a trademark of Adolor Corporation in the USA and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, all of which are used under licence by the Group.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2007.
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792

Issued: Wednesday, 22nd October 2008, London, U.K.	7

Income statement
Three months ended 30th September 2008

	Business
	performance		Restructuring	Statutory	Q3 2007
	Q3 2008	Growth	Q3 2008	Q3 2008	(restated)
	£m	CER%	£m	£m	£m
Turnover:
Pharmaceuticals	4,888	(4)		4,888	4,591
Consumer Healthcare	994	3		994	885

TURNOVER	5,882	(3)		5,882	5,476

Cost of sales	(1,460)	10	(130)	(1,590)	(1,232)

Gross profit	4,422	(6)	(130)	4,292	4,244

Selling, general and administration	(1,662)	(5)	(157)	(1,819)	(1,617)
Research and development	(834)	2	(35)	(869)	(769)
Other operating income	53			53	52

Operating profit:
Pharmaceuticals	1,755	(12)	(311)	1,444	1,719
Consumer Healthcare	224	3	(11)	213	191

OPERATING PROFIT	1,979	(10)	(322)	1,657	1,910

Finance income	98			98	75
Finance expense	(218)			(218)	(117)
Share of after tax profits of associates and joint ventures	16			16	14

PROFIT BEFORE TAXATION	1,875	(14)	(322)	1,553	1,882

Taxation	(559)		62	(497)	(536)
Tax rate %	29.8%			32.0%	28.5%

PROFIT AFTER TAXATION FOR THE PERIOD	1,316	(16)	(260)	1,056	1,346

Profit attributable to minority interests	29			29	36
Profit attributable to shareholders	1,287		(260)	1,027	1,310

	1,316		(260)	1,056	1,346

EARNINGS PER SHARE	25.2p	(9)		20.1p	23.7p

Diluted earnings per share	25.0p			20.0p	23.5p

Issued: Wednesday, 22nd October 2008, London, U.K.	8

Turnover
Pharmaceuticals including vaccines
Three months ended 30th September 2008

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,348	3	636	3	449	—	263	11
Seretide/Advair	982	7	515	5	324	1	143	35
Flixotide/Flovent	149	(4)	71	(1)	38	(3)	40	(10)
Serevent	60	(14)	17	(11)	32	(13)	11	(23)
Veramyst	17	>100	12	>100	3	—	2	—
Flixonase/Flonase	33	(39)	7	(67)	11	11	15	(32)

Anti-virals	792	1	398	5	199	(12)	195	7
HIV	377	(5)	153	(11)	150	(6)	74	11
Epzicom/Kivexa	110	24	44	21	50	19	16	56
Combivir	110	(13)	41	(26)	38	(19)	31	26
Trizivir	49	(20)	24	(21)	22	(17)	3	(25)
Agenerase, Lexiva	40	(3)	21	(5)	15	(8)	4	25
Epivir	35	(16)	11	(29)	13	(27)	11	22
Ziagen	27	(11)	10	(17)	8	(22)	9	14

Valtrex	303	21	223	28	35	7	45	3

Zeffix	42	(10)	4	(25)	7	—	31	(9)
Relenza	12	(57)	5	(58)	—	—	7	>100

Central nervous system	585	(38)	321	(52)	142	4	122	(5)
Lamictal	136	(59)	84	(71)	37	(9)	15	—
Imigran/Imitrex	188	5	154	8	24	(5)	10	—
Seroxat/Paxil	112	(23)	13	(67)	27	(8)	72	(9)
Wellbutrin	53	(67)	44	(72)	6	100	3	100
Requip	56	(43)	13	(81)	35	35	8	60
Requip XL	15	—	4	—	11	—	—	—
Treximet	4	—	4	—	—	—	—	—

Cardiovascular and urogenital	466	12	280	9	130	17	56	13
Avodart	102	29	63	29	29	19	10	67
Lovaza	75	—	75	—	—	—	—	—
Coreg	50	(69)	49	(69)	—	—	1	(100)
Coreg CR	41	19	41	19	—	—	—	—
Coreg IR	9	(93)	8	(93)	—	—	1	(100)
Fraxiparine	59	22	—	—	47	18	12	38
Arixtra	44	56	22	43	19	78	3	50
Vesicare	18	31	18	31	—	—	—	—
Levitra	16	15	15	17	1	—	—	—

Metabolic	289	(11)	136	(22)	72	(2)	81	4
Avandia products	191	(23)	99	(28)	48	(16)	44	(16)
Avandia	118	(29)	67	(33)	20	(31)	31	(20)
Avandamet	63	(7)	26	(14)	26	—	11	—
Bonviva/Boniva	56	24	36	18	18	60	2	(33)

Anti-bacterials	340	3	40	(10)	141	(1)	159	10
Augmentin	143	10	9	(36)	62	6	72	24
Altabax	5	>100	4	100	1	—	—	—

Oncology and emesis	128	12	64	13	41	6	23	16
Hycamtin	34	3	20	—	12	10	2	—
Zofran	33	(9)	6	50	15	(24)	12	(9)
Tykerb	26	44	12	—	10	80	4	—

Vaccines	730	12	218	(13)	323	40	189	12
Hepatitis	174	11	82	17	61	2	31	19
Infanrix/Pediarix	168	9	56	(10)	89	23	23	28
Fluarix, FluLaval	144	11	63	(19)	58	55	23	100
Flu-prepandemic	10	(52)	—	—	10	>100	—	—
Cervarix	43	>100	—	—	38	—	5	>100
Rotarix	39	57	4	—	11	67	24	29
Boostrix	22	(19)	13	(40)	7	40	2	100

Other	210	(3)	8	>100	66	(6)	136	(12)

	4,888	(4)	2,101	(13)	1,563	6	1,224	5

Pharmaceutical turnover includes co-promotion income.

Issued: Wednesday, 22nd October 2008, London, U.K.	9

Regional pharmaceuticals including vaccines

	Q3 2008
	£m	CER%
USA	2,101	(13)
Europe	1,563	6
Rest of World	1,224	5
Asia Pacific/Japan	464	5
Emerging markets	581	9

	4,888	(4)

Turnover
Consumer Healthcare
Three months ended 30th September 2008

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%

Over-the-counter medicines	476	(1)	155	(16)	142	4	179	13
Panadol franchise	82	9	—	—	20	(6)	62	14
Smoking cessation products	83	3	60	2	13	(8)	10	33
Tums	21	(17)	18	(16)	—	—	3	—
Cold sore franchise	22	—	10	(9)	8	—	4	50
Breathe Right	19	(5)	13	(8)	4	100	2	(50)
Alli	18	(50)	18	(50)	—	—	—	—

Oral healthcare	310	7	54	4	174	7	82	9
Aquafresh franchise	116	5	20	6	72	2	24	15
Sensodyne franchise	90	8	17	14	43	9	30	4
Dental healthcare	68	9	15	—	27	15	26	9

Nutritional healthcare	208	5	—	—	127	1	81	13
Lucozade	100	2	—	—	89	—	11	25
Horlicks	53	10	—	—	5	(17)	48	14
Ribena	44	2	—	—	33	(3)	11	25

	994	3	209	(11)	443	4	342	12

Issued: Wednesday, 22nd October 2008, London, U.K.	10

GSK’s late-stage pharmaceuticals and vaccines pipeline
The following table is provided as part of GSK’s quarterly update to show events and changes to the late stage pipeline during the quarter and up to the date of announcement.

Biopharmaceuticals		USA	EU	News update in the quarter
Bosatria	HES	Ph III	Filed Sept 2008	Filed in EU on 5th September.
belimumab	Lupus	Ph III	Ph III
ofatumumab	CLL / NHL	Ph III	Ph III	Announced positive interim results of CLL study (406) on 31st July.
	RA	Ph III	Ph III
otelixizumab	Type 1 diabetes	Ph III	Ph III	Ph III study started in August.

Cardiovascular & Metabolic		USA	EU	News update in the quarter
Arixtra	Acute Coronary Syndromes	Filed	Approved Aug 2007
Volibris	PAH Class II/III	n/a	Approved April 2008
Avandamet XR	Type II diabetes	Ph III	Ph III	Filing strategy under review.
Avandia + statin	Type II diabetes	Ph III	Ph III	Filing strategy under review.
Coreg CR + ACEi	Hypertension	Ph III	n/a	Filing strategy under review.

Neurosciences		USA	EU	News update in the quarter
Requip XL	Parkinson’s disease	Approved June 2008	Approved Mar 2007
Treximet	Migraine	Approved April 2008	n/a	Filed sNDA for ‘probable migraine’ 23rd September.
Lamictal XR	Epilepsy	Filed	n/a
Lunivia	Sleep disorders	n/a	Filed
Solzira	RLS	Filed	Ph III	Filed with FDA on 16th September.
almorexant	Primary insomnia	Ph III	Ph III	Collaboration with Actelion announced 14th July
retigabine	Epilepsy	Ph III	Ph III	Collaboration with Valeant announced on 28th August.
rosiglitazone XR	Alzheimer’s disease	Ph III	Ph III

Oncology		USA	EU	News update in the quarter
Tykerb/Tyverb	Refractory breast cancer	Approved Mar 2007	Approved June 2008
	First-line / Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric Cancer	Ph III	Ph III	Ph III study started in September.
Avodart	Co-Rx with tamsulosin	Approved June 2008	Approved April 2008
	Prostate cancer prevention	Ph III	Ph III
	Fixed dose combination with tamsulosin	Ph III	Ph III
Rezonic/Zunrisa	CINV/PONV	Filed May 2008	Filed July 2008

Issued: Wednesday, 22nd October 2008, London, U.K.	11

Oncology /contd.		USA	EU	News update in the quarter
Promacta/Revolade	Short term ITP	Filed	Ph III	FDA PDUFA extended beyond 19th September.
	Long term ITP	Ph III	Ph III
	Hepatitis C / CLD	Ph III	Ph III
Armala	Renal cell cancer	Ph III	Ph III	Ph II data presented at ESMO in September.
	Sarcoma	Ph III	Ph III	Ph II data presented at ESMO in September.
Ph III study started in October.
Armala + Tykerb	Inflammatory breast cancer	Ph III	Ph III
elesclomol	Metastatic melanoma	Ph III	Ph III	Ph II data presented at ESMO in September.

Respiratory & Immuno-inflammation		USA	EU	News update in the quarter
Seretide/Advair	COPD exacerbation claim	Approved April 2008	Already in label
Entereg	Post operative ileus	Approved May 2008	n/a	Returned OBD rights to Adolor 2nd September.

Vaccines		USA	EU	News update in the quarter
Rotarix	Rotavirus prophylaxis	Approved April 2008	Approved Feb 2006	US vaccines for Children (VFC) funding commenced on 4th August.
Kinrix	DTaP-IPV prophylaxis	Approved June 2008	n/a	US VFC funding commenced on 4th August.
Cervarix	HPV prophylaxis	Filed	Approved Sep 2007
Prepandrix	H5N1 pandemic influenza prophylaxis	Ph III	Approved May 2008
Synflorix	S pneumoniae and NTHi prophylaxis	Ph III	Filed	US filing strategy under review.
MAGE-A3	NSCLC	Ph III	Ph III
HibMenCY-TT	MenCY and Hib prophylaxis	Ph III	n/a
MenACWY	MenACWY prophylaxis	Ph III	Ph III
New generation flu	Influenza prophylaxis	Ph III	Ph III	Large multi-centre international efficacy study in 43,000 subjects began in September.
Simplirix	Genital herpes prophylaxis	Ph III	Ph III

Issued: Wednesday, 22nd October 2008, London, U.K.	12

Balance sheet

	30th September	30th September	31st December
	2008	2007	2007
	£m	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	8,395	7,464	7,821
Goodwill	1,747	985	1,370
Other intangible assets	4,944	3,721	4,456
Investments in associates and joint ventures	445	313	329
Other investments	454	533	517
Deferred tax assets	2,439	2,278	2,196
Derivative financial instruments	17	132	1
Other non-current assets	465	862	687

Total non-current assets	18,906	16,288	17,377

Current assets
Inventories	3,515	2,965	3,062
Current tax recoverable	50	159	58
Trade and other receivables	5,483	5,030	5,495
Derivative financial instruments	349	89	475
Liquid investments	401	1,084	1,153
Cash and cash equivalents	5,148	2,050	3,379
Assets held for sale	8	4	4

Total current assets	14,954	11,381	13,626

TOTAL ASSETS	33,860	27,669	31,003

LIABILITIES
Current liabilities
Short-term borrowings	(1,387)	(1,994)	(3,504)
Trade and other payables	(5,143)	(5,142)	(4,861)
Derivative financial instruments	(195)	(75)	(262)
Current tax payable	(1,058)	(1,217)	(826)
Short-term provisions	(1,015)	(601)	(892)

Total current liabilities	(8,798)	(9,029)	(10,345)

Non-current liabilities
Long-term borrowings	(12,801)	(4,885)	(7,067)
Deferred tax liabilities	(652)	(831)	(887)
Pensions and other post-employment benefits	(2,312)	(1,331)	(1,383)
Other provisions	(1,129)	(1,002)	(1,035)
Derivative financial instruments	—	(72)	(8)
Other non-current liabilities	(371)	(357)	(368)

Total non-current liabilities	(17,265)	(8,478)	(10,748)

TOTAL LIABILITIES	(26,063)	(17,507)	(21,093)

NET ASSETS	7,797	10,162	9,910

EQUITY
Share capital	1,423	1,506	1,503
Share premium account	1,322	1,218	1,266
Retained earnings	4,099	6,818	6,475
Other reserves	642	337	359

Shareholders’ equity	7,486	9,879	9,603

Minority interests	311	283	307

TOTAL EQUITY	7,797	10,162	9,910

Issued: Wednesday, 22nd October 2008, London, U.K.	13

Net assets
The book value of net assets decreased by £2,113 million from £9,910 million at 31st December 2007 to £7,797 million at 30th September 2008. This reflects an increase in net debt arising from the funding of the share buy-back programme and dividend payments, together with an increase in the pension deficit. The increase in the pension deficit arose predominantly from a reduction in asset values and an increase in the estimated long-term UK inflation rate, partially offset by an increase in the rate used to discount UK pension liabilities from 5.75% to 6.50%. At 30th September 2008, the net deficit on the Group’s pension plans was £1,192 million compared with a net deficit at 31st December 2007 of £156 million.
The carrying value of investments in associates and joint ventures at 30th September 2008 was £445 million, with a market value of £1,146 million.
In Q3 2008, GSK repurchased and cancelled £865 million of shares. The number of shares in issue at 30th September 2008, excluding those held by the ESOP Trusts and those held as Treasury shares, was 5,089 million (30th September 2007: 5,465 million).
Legal matters
The Group is involved in various legal and administrative proceedings principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the ‘Legal proceeding’ note in the Annual Report 2007.
At 30th September 2008, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 15) was £1.2 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
Significant developments since the date of the Annual Report 2007 (as previously updated by the legal matters section of the Results Announcements for Q1 and Q2 2008) are as follows:
With respect to the Group’s action against Teva Pharmaceuticals relating to the Group’s combination patent regarding Combivir, the Group received an additional certification in October 2008 related to Teva’s ANDA for Combivir alleging that the Group’s patent covering the crystal form of lamivudine, one of the active ingredients in Combivir, is invalid or not infringed. The patent expires in 2016. The Group is evaluating the certification. Teva has not challenged the Group patent relating to Combivir that expires in 2010.
In October 2008, the Group received a letter from Par Pharmaceuticals confirming that the FDA has accepted its ANDA for Treximet, which included a certification of invalidity, unenforceability and/or non-infringement of several patents covering Treximet that are owned by Pozen and licensed to the Group. Pozen has the right to bring actions for infringement of these patents. Treximet has data exclusivity until April 2011.
With respect to the private indirect purchaser opt-out lawsuit brought in the Minnesota state courts relating to Paxil, such lawsuit has been settled. The terms of the settlement are confidential.
With respect to the complaint filed against Biovail and GSK by a purported class of direct purchasers alleging anti-trust violations relating to the enforcement of Biovail’s Wellbutrin XL patents, a separate complaint has also been filed against the Group and Biovail by a purported class of indirect purchasers. Each of the Group and Biovail has filed motions to dismiss both of the complaints.
With respect to the Avandia securities litigation, the Group’s motion to dismiss the complaint was granted and the trial court subsequently denied the plaintiffs’ motion for reconsideration. The plaintiffs have filed a notice of appeal with the US Court of Appeals for the Second Circuit. The Group plans to respond to the appeal.
Developments with respect to tax matters are described in ‘Taxation’ on page15.

Issued: Wednesday, 22nd October 2008, London, U.K.	14

Taxation
Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2007. In relation to the dispute with the IRS regarding deductions arising from inter-company financing arrangements, GSK received a Notice of Deficiency against which it filed a petition in the US Tax Court on 4th August. There have been no material changes to other tax matters since the publication of the Results Announcement for Q2 2008.
As expected, the tax rate on business performance profit for Q3 2008 rose to 29.8% reflecting the cumulative effect of changes in the recently enacted UK Finance Act relating to restrictions on tax allowances. The year-to-date business performance rate of 29% is more indicative of the expected full-year tax charge.
GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage all of its tax affairs to a satisfactory conclusion and, based on external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
Accounting presentation and policies
This unaudited Results Announcement containing condensed financial information for the three and nine months ended 30th September 2008 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and the accounting policies set out in the Annual Report 2007.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of section 240 of the Companies Act 1985. The balance sheet at 31st December 2007 has been derived from the full Group accounts published in the Annual Report 2007, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.
Comparative information restatement
As reported in the Results Announcement for Q2 2008 the regional reporting structure within the Pharmaceuticals business has been realigned together with the allocation of entities and expenses between the Pharmaceuticals and Consumer Healthcare businesses. As a result, comparative information has been restated onto a consistent basis and the effect of the restatements on each quarter in 2007 and on Q1 2008 is available on the company’s website. These reallocations have no impact on Group turnover or Group operating profit.

	Paid/	Pence per
Dividends	payable	share	£m
2008
First interim	10th July 2008	13	683
Second interim	9th October 2008	13	679
Third interim	8th January 2009	14	712

2007
First interim	12th July 2007	12	670
Second interim	11th October 2007	12	667
Third interim	10th January 2008	13	708
Fourth interim	10th April 2008	16	859

		53	2,904

Issued: Wednesday, 22nd October 2008, London, U.K.	15

Income statement
Nine months ended 30th September 2008

	Business
	performance			Statutory	9 months
	9 months		Restructuring	9 months	2007
	2008	Growth	9 months 2008	2008	(restated)
	£m	CER%	£m	£m	£m
Turnover:
Pharmaceuticals	14,578	(3)		14,578	14,136
Consumer Healthcare	2,864	3		2,864	2,606

TURNOVER	17,442	(2)		17,442	16,742

Cost of sales	(4,134)	6	(328)	(4,462)	(3,678)

Gross profit	13,308	(5)	(328)	12,980	13,064

Selling, general and administration	(5,147)	(5)	(213)	(5,360)	(5,131)
Research and development	(2,416)	2	(53)	(2,469)	(2,284)
Other operating income	408			408	356

Operating profit:
Pharmaceuticals	5,609	(6)	(581)	5,028	5,504
Consumer Healthcare	544	(4)	(13)	531	501

OPERATING PROFIT	6,153	(6)	(594)	5,559	6,005

Finance income	276			276	210
Finance expense	(600)		(2)	(602)	(334)
Share of after tax profits of associates and joint ventures	30			30	40

PROFIT BEFORE TAXATION	5,859	(10)	(596)	5,263	5,921

Taxation	(1,699)		131	(1,568)	(1,687)
Tax rate %	29.0%			29.8%	28.5%

PROFIT AFTER TAXATION FOR THE PERIOD	4,160	(10)	(465)	3,695	4,234

Profit attributable to minority interests	75			75	77
Profit attributable to shareholders	4,085		(465)	3,620	4,157

	4,160		(465)	3,695	4,234

EARNINGS PER SHARE	78.0p	(5)		69.2p	74.7p

Diluted earnings per share	77.5p			68.7p	73.9p

Issued: Wednesday, 22nd October 2008, London, U.K.	16

Turnover
Pharmaceuticals including vaccines
Nine months ended 30th September 2008

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	4,086	4	1,868	5	1,432	1	786	10
Seretide/Advair	2,900	8	1,487	6	1,024	4	389	29
Flixotide/Flovent	469	(2)	214	3	125	(6)	130	(9)
Serevent	193	(10)	50	(11)	103	(6)	40	(18)
Veramyst	47	>100	38	>100	5	—	4	>100
Flixonase/Flonase	144	(20)	44	(38)	40	(3)	60	(8)

Anti-virals	2,282	(4)	1,100	(2)	626	(14)	556	4
HIV	1,096	(6)	447	(9)	471	(5)	178	3
Epzicom/Kivexa	313	24	123	14	152	28	38	52
Combivir	319	(14)	127	(17)	124	(20)	68	8
Trizivir	153	(20)	74	(21)	70	(16)	9	(33)
Agenerase, Lexiva	113	1	57	(5)	46	3	10	43
Epivir	103	(19)	33	(20)	43	(22)	27	(13)
Ziagen	78	(9)	31	(9)	27	(11)	20	(5)

Valtrex	829	16	591	19	106	11	132	9

Zeffix	135	(1)	11	—	20	6	104	(2)
Relenza	44	(78)	15	(83)	1	(99)	28	—

Central nervous system	2,232	(13)	1,462	(18)	414	(1)	356	(4)
Lamictal	749	(9)	592	(10)	108	(9)	49	2
Imigran/Imitrex	526	2	427	3	71	(3)	28	(4)
Seroxat/Paxil	360	(19)	60	(42)	86	(15)	214	(8)
Wellbutrin	276	(33)	254	(36)	12	>100	10	11
Requip	208	(22)	91	(48)	95	29	22	82
Requip XL	23	—	4	—	19	—	—	—
Treximet	12	—	12	—	—	—	—	—

Cardiovascular and urogenital	1,299	(3)	763	(10)	375	12	161	15
Avodart	279	31	167	29	85	25	27	63
Lovaza	192	—	191	—	—	—	1	—
Coreg	142	(76)	140	(75)	—	—	2	(83)
Coreg CR	115	>100	114	>100	—	—	1	—
Coreg IR	27	(95)	26	(95)	—	—	1	(100)
Fraxiparine	168	10	—	—	134	4	34	39
Arixtra	115	51	57	44	50	54	8	100
Vesicare	48	31	48	31	—	—	—	—
Levitra	43	11	41	11	2	100	—	—

Metabolic	846	(33)	408	(45)	218	(9)	220	(17)
Avandia products	576	(45)	302	(54)	151	(21)	123	(33)
Avandia	365	(51)	210	(58)	62	(36)	93	(36)
Avandamet	186	(25)	75	(39)	85	(6)	26	(15)
Bonviva/Boniva	161	39	105	34	51	55	5	33

Anti-bacterials	1,032	—	124	(15)	456	(4)	452	9
Augmentin	428	2	34	(37)	198	2	196	16
Altabax	11	57	10	43	1	—	—	—

Oncology and emesis	358	(11)	179	(23)	119	6	60	10
Hycamtin	99	6	56	4	35	7	8	17
Zofran	93	(52)	13	(85)	47	(23)	33	(17)
Tykerb	67	94	33	38	25	>100	9	—

Vaccines	1,743	18	451	4	799	30	493	16
Hepatitis	480	17	201	36	189	1	90	16
Infanrix/Pediarix	488	10	156	1	264	15	68	14
Fluarix, FluLaval	149	10	63	(18)	57	56	29	53
Flu-prepandemic	49	>100	—	—	49	>100	—	—
Cervarix	70	>100	—	—	59	—	11	>100
Rotarix	101	81	4	—	30	63	67	78
Boostrix	53	(6)	27	(24)	19	21	7	40

Other	700	1	13	(63)	218	11	469	2

	14,578	(3)	6,368	(11)	4,657	3	3,553	5

Pharmaceutical turnover includes co-promotion income.

Issued: Wednesday, 22nd October 2008, London, U.K.	17

Regional pharmaceuticals including vaccines

	9 months 2008
	£m	CER%
USA	6,368	(11)
Europe	4,657	3
Rest of World	3,553	5
Asia Pacific/Japan	1,348	1
Emerging markets	1,613	10

	14,578	(3)

Turnover
Consumer Healthcare
Nine months ended 30th September 2008

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%

Over-the-counter medicines	1,356	(2)	423	(19)	420	4	513	14
Panadol franchise	240	13	—	—	56	7	184	15
Smoking cessation products	206	(13)	145	(10)	42	(28)	19	6
Tums	64	(6)	55	(7)	—	(100)	9	14
Cold sore franchise	61	8	26	4	27	9	8	17
Breathe Right	54	13	32	(11)	14	>100	8	40
Alli	45	(60)	43	(61)	—	—	2	100

Oral healthcare	897	6	154	—	502	6	241	10
Aquafresh franchise	330	3	58	(3)	202	2	70	10
Sensodyne franchise	263	12	47	12	127	13	89	11
Dental healthcare	194	7	44	(2)	78	11	72	10

Nutritional healthcare	611	10	—	—	371	5	240	19
Lucozade	293	10	—	—	260	8	33	29
Horlicks	157	14	—	—	16	(11)	141	18
Ribena	124	1	—	—	94	(2)	30	12

	2,864	3	577	(15)	1,293	5	994	14

Issued: Wednesday, 22nd October 2008, London, U.K.	18

Cash flow statement
Nine months ended 30th September 2008

	9 Months 2008	9 Months 2007	2007
	£m	£m	£m
Profit after tax	3,695	4,234	5,310
Tax on profits	1,568	1,687	2,142
Share of after tax profits of associates and joint ventures	(30)	(40)	(50)
Net finance expense	326	124	191
Depreciation and other non-cash items	993	920	1,333
Increase in working capital	(207)	(373)	(538)
Increase/(decrease) in other net liabilities	133	(400)	(308)

Cash generated from operations	6,478	6,152	8,080

Taxation paid	(1,411)	(1,375)	(1,919)

Net cash inflow from operating activities	5,067	4,777	6,161

Cash flow from investing activities
Purchase of property, plant and equipment	(938)	(1,042)	(1,516)
Proceeds from sale of property, plant and equipment	14	23	35
Purchase of intangible assets	(346)	(491)	(627)
Proceeds from sale of intangible assets	170	7	9
Purchase of equity investments	(53)	(158)	(186)
Proceeds from sale of equity investments	32	45	45
Purchase of businesses, net of cash acquired	(324)	(233)	(1,027)
Investment in associates and joint ventures	(7)	(1)	(1)
Interest received	269	208	247
Dividends from associates and joint ventures	9	11	12

Net cash outflow from investing activities	(1,174)	(1,631)	(3,009)

Cash flow from financing activities
Decrease/(increase) in liquid investments	802	(19)	(39)
Proceeds from own shares for employee share options	—	104	116
Shares acquired by ESOP Trusts	(9)	—	(26)
Issue of share capital	58	368	417
Purchase of own shares for cancellation	(3,324)	—	(213)
Purchase of Treasury shares	—	(2,330)	(3,538)
Increase in long-term loans	5,248	983	3,483
Repayment of long-term loans	—	(207)	(207)
Net (repayment of)/increase in short-term loans	(2,648)	451	1,632
Net repayment of obligations under finance leases	(34)	(29)	(39)
Interest paid	(324)	(279)	(378)
Dividends paid to shareholders	(2,250)	(2,126)	(2,793)
Dividends paid to minority interests	(69)	(69)	(77)
Other financing cash flows	(32)	(77)	(79)

Net cash outflow from financing activities	(2,582)	(3,230)	(1,741)

Increase/(decrease) in cash and bank overdrafts in the period	1,311	(84)	1,411

Exchange adjustments	354	(1)	48
Cash and bank overdrafts at beginning of period	3,221	1,762	1,762

Cash and bank overdrafts at end of period	4,886	1,677	3,221

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	5,148	2,050	3,379
Overdrafts	(262)	(373)	(158)

	4,886	1,677	3,221

Issued: Wednesday, 22nd October 2008, London, U.K.	19

Statement of recognised income and expense

	9 months 2008	9 months 2007
	£m	£m
Exchange movements on overseas net assets	362	89
Tax on exchange movements	(5)	(4)
Fair value movements on available-for-sale investments	(48)	(59)
Deferred tax on fair value movements on available-for-sale investments	11	7
Exchange movements on goodwill in reserves	(41)	(1)
Actuarial (losses)/gains on defined benefit plans	(960)	1,172
Deferred tax on actuarial movements in defined benefit plans	296	(352)
Fair value movements on cash flow hedges	1	(7)
Deferred tax on fair value movements on cash flow hedges	(1)	3

Net (losses)/gains recognised directly in equity	(385)	848

Profit for the period	3,695	4,234

Total recognised income and expense for the period	3,310	5,082

Total recognised income and expense for the period attributable to:
Shareholders	3,237	4,992
Minority interests	73	90

	3,310	5,082

Issued: Wednesday, 22nd October 2008, London, U.K.	20

Independent review report to GlaxoSmithKline plc
Introduction
We have been engaged by the company to review the condensed financial information in the results announcement for the third quarter 2008 (the ‘Interim Management Statement’) for the three and nine months ended 30th September 2008 which comprises the income statements, balance sheet, statement of recognised income and expense, cash flow statement and related notes (excluding the pharmaceuticals and vaccines pipeline table). We have read the other information contained in the interim management statement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Directors’ responsibilities
The Interim Management Statement is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Management Statement in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority. The condensed financial information in the Interim Management Statement for the three months and nine months ended 30th September 2008 has been prepared in accordance with the basis of preparation set out in the Accounting Presentation and Policies note and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed financial information in the Interim Management Statement based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Interim Management Statement for the three months and nine months ended 30th September 2008 is not prepared, in all material respects, in accordance with the basis of preparation set out in the Accounting Presentation and Policies note and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
London
22nd October 2008

Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Issued: Wednesday, 22nd October 2008, London, U.K.	21